SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001-70
NIRE 29.300.006.939
Public Company

POLIALDEN PETROQUÍMICA S.A.
CNPJ No. 13.545.769/0001-37
NIRE 29.300.011.088
Public Company

RELEVANT FACT

Braskem S.A. (“Braskem”) and Polialden Petroquímica S.A. (“Polialden”), as required by CVM Instruction No 358/02, inform their shareholders and the market of the following:

EXCHANGE OF SHARES

Braskem Board of Directors, at a meeting held on December 14, 2004, has authorized Braskem's Board of Executive Officers to perform the exchange of class "A" preferred shares issued by Braskem and held at treasury, for preferred shares issued by Polialden and detained by Polialden's minority shareholders ("Polialden Shareholders"), at the rate of 10.55561582 class "A" preferred shares issued by Braskem to each preferred share issued by Polialden.

As a result of the exchange described above, the Polialden Shareholders will abdicate the judicial and administrative lawsuits discussing the possibility of the preferred shares holders' participating on equal conditions with the common shareholders, in the distribution of Polialden's remaining profits.

Once the exchange is performed, the number of preferred shares issued by Polialden, held by Braskem, will be increased from 99,367,108 to 147,213,718. The 47,846,610 preferred shares issued by Polialden, to be acquired, correspond to 12.52% of the total preferred shares, and to 16.96% of the free float of this kind of share issued by Polialden. The 505,050,433 class "A" preferred shares issued by Braskem, in treasury and the subject matter of this exchange, correspond to 0.84% of Braskem's class "A" preferred capital stock, and add 1.24% to the free float of Braskem's capital stock.

Thus, there is no acquisition of relevant participation as anticipated in CVM Instruction No. 358/02, nor is it either a circumstance giving rise to public offer due to increase in participation as indicated in article 26 of CVM Instruction No. 361/02.

Upon materialization of the operation above, Braskem participation in Polialden's total stock has increased from 56.3% to 63.7%, remaining a free float of 61.4% of the preferred stock and 36.3% of the total stock of Polialden.

The Brazilian Securities Exchange Commission (CVM) has approved the performance of this exchange outside the stock exchange or the organized counter market, under the legal and regulatory provisions in force.

Camaçari, December 15, 2004

_____________________
BRASKEM S.A
Paul Altit
Director of Relations with Investors

_____________________________________
POLIALDEN PETROQUÍMICA S.A.
Paul Altit
Director of Relations with Investors

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer